NovaGold Resources Inc.

Management’s Discussion & Analysis

November 30, 2011

2	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated February 22, 2012 and provides an analysis of NovaGold’s audited financial results for the fiscal year ended November 30, 2011 compared to the previous year. At February 22, 2012, the Company had 278.0 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 30, 2011 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and reconciled to U.S. GAAP in note 21 in the financial statements. The accounting policies have been consistently followed in preparation of these financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold including the Company’s Annual Information Form for the year ended November 30, 2011 is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of projects, with 50% interests in two of the world’s largest known undeveloped gold and copper-gold projects — Donlin Gold and Galore Creek — 100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. In addition, NovaGold’s properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development. NovaGold has drawn on the expertise of our senior operating partners, Barrick Gold Corporation (“Barrick”) on the Donlin Gold project and Teck Resources Limited (“Teck”) on the Galore Creek project. Toward the end of 2011, NovaGold announced the restructuring of the organization, including senior management changes. The Company also announced that it will explore opportunities to divest its partnership interest in the Galore Creek project and that it intends to distribute the shares of NovaCopper Inc., a wholly-owned subsidiary that holds the Ambler project assets, to NovaGold shareholders.

Approach to business

NovaGold’s business model focuses on five main steps: identifying high-quality assets and making strategic, timely acquisitions; developing local partnerships through engagement, open and honest communication, and participation to assure the projects’ sustainability; using our exploration expertise to establish and expand resources; and advancing projects to a feasibility level to bring reserves to the Company and value to shareholders. By creating strong partnerships with well-respected senior producers to advance the projects to production, NovaGold will continue to leverage its exploration and development expertise to create shareholder value.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold published its second annual integrated report in May 2011 with the objective of providing an overview of its commitment and approach to sustainability and its goals for future years. The report demonstrates the Company’s commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects.

NovaGold Resources Inc.	3
Year ended November 30, 2011

Management’s Discussion & Analysis

Corporate developments

Technical reports

On May 26, 2011, NovaGold filed a National Instrument 43-101 (“NI 43-101”) technical report regarding the preliminary economic assessment for its 100% owned Ambler project in Alaska. On September 12, 2011, the Company filed a NI 43-101 technical report based on the Prefeasibility Study completed on its 50% owned Galore Creek project in Northwestern British Columbia. On January 12, 2012, the Company filed a NI 43-101 technical report regarding the Feasibility Study update on its 50% owned Donlin Gold (formerly Donlin Creek) project in Alaska. Results of the technical reports are discussed in further detail under the heading Property review.

Corporate changes

On November 16, 2011, NovaGold announced several major changes to its organization, including the appointment of Mr. Gregory A. Lang as President and CEO of NovaGold. Rick Van Nieuwenhuyse, the Company’s former President and CEO, has remained as a Director of NovaGold and has assumed the position of the President and CEO of NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary that holds the Ambler project as its primary asset. It is proposed that the shares of NovaCopper will be distributed to shareholders of NovaGold as a return of capital by way of a Plan of Arrangement under the Companies Act (Nova Scotia) (the “Plan”). In addition to the spin-out of NovaCopper, NovaGold has decided to explore opportunities to sell all or part of NovaGold’s 50% share of the Galore Creek project located in northwestern British Columbia. With these changes, the Board of NovaGold has re-iterated its objective to unlock the value of NovaGold’s copper assets in order to focus on the Company’s flagship Donlin Gold project.

Other properties

In March 2011, NovaGold sold 11,500 acres (4,654 hectares) comprising its Nome Gold project. The claims were held by NovaGold’s wholly-owned subsidiary, Alaska Gold Company LLC (“AGC”). Nome Gold Alaska Corp. agreed to pay NovaGold US$21.0 million in three installments, and provide a letter of credit for US$4.0 million as an environmental reclamation bond. A total of US$7.0 million was paid during 2011 and the remaining balance of US$14.0 million is due in 2012. The Company also received US$4.0 million cash payment in lieu of the letter of credit for the reclamation bond. NovaGold continues to solicit offers for the balance of its land package around Nome, Alaska, including valuable in-town real estate lots and substantial sand and gravel holdings.

On May 20, 2011, NovaGold completed the acquisition of Copper Canyon Resources Ltd. (“Copper Canyon”), a junior exploration company whose principal asset was its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold holds the remaining 60% joint venture interest in the Copper Canyon property on behalf of the Galore Creek Partnership. Under the acquisition arrangement, NovaGold acquired all of the issued and outstanding common shares of Copper Canyon which it did not already hold. As a result, Copper Canyon is now a wholly-owned subsidiary of NovaGold. NovaGold issued a total of 4,171,303 common shares under the arrangement, representing approximately 1.7% of the number of NovaGold common shares then outstanding and paid cash of $2,557,000. Under the arrangement, Copper Canyon transferred to a new company, Omineca Mining and Metals Ltd. (“Omineca”), substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. NovaGold holds and exercises control over an aggregate of 1,725,858 common shares of Omineca, representing approximately 10.8% of Omineca’s outstanding common shares. The Omineca shares are being held by NovaGold as a portfolio investment.

During the year, the decision was made to proceed with mine closure at the Rock Creek project. The Company spent $12.5 million in the fiscal year on care and maintenance activities and for the closure plan preparation and is working closely with the State Regulatory authorities and the local community on obtaining agreement for an approved closure plan. The Company revised the closure cost estimates for the required closure activities and recorded an expense for the revision of its asset reclamation obligation of $20.5 million for a total asset retirement obligation balance related to Rock Creek closure to $27.8 million in 2011. On February 10, 2012, the Company increased its reclamation bond with the State of Alaska by US$13.4 million for a total bond of US$20.3 million. Funds are expected to be returned to the Company once closure activities are completed.

4	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

Corporate governance

NovaGold announced changes to its senior management team and Board of Directors in 2011.

In November 2011, NovaGold announced Gregory A. Lang had accepted the position of President and CEO of NovaGold effective January 9, 2012. Mr. Lang joined NovaGold from Barrick where, most recently, he was the President of Barrick Gold of North America. In that capacity, Mr. Lang had executive responsibilities for nine operations in the United States, Canada and the Dominican Republic, including the Donlin Gold project.

Mr. Lang has more than 30 years of diverse experience in mine operations, project development and evaluations. He has held progressively responsible operating and project development positions over his 10-year tenure with Barrick and, prior to that, with Homestake Mining Company and International Corona Corporation, both of which are now part of Barrick. He holds a Bachelor of Science in Mining Engineering from University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

Rick Van Nieuwenhuyse, NovaGold’s Founder, stepped down from his position as President and CEO of the Company and has assumed the position of President and CEO of NovaCopper Inc., a wholly-owned subsidiary that holds the Ambler project as its primary asset. Mr. Van Nieuwenhuyse will continue to serve as a member of the Board of Directors of NovaGold. He will also serve as Senior Advisor to the President of NovaGold for a period of one year.

NovaGold also announced that Dr. Thomas S. Kaplan joined the Board of Directors of the Company and was appointed Chairman of the Board effective November 16, 2011. Gerry McConnell, the outgoing Chairman of the Board of Directors continues to serve as a Director of the Company. In addition, Mr. Gillyeard Leathley, NovaGold’s Senior Vice President and COO joined the Board of Directors with the same effective date.

Dr. Kaplan is Chairman and Chief Executive Officer of The Electrum Group LLC (“Electrum”), a privately held global natural resources investor. An affiliate of Electrum currently holds approximately 22% of NovaGold’s outstanding shares. Dr. Kaplan is an entrepreneur and investor with a track record of both creating and unlocking shareholder value in public and private companies.

Mr. Leathley is Senior Vice President and Chief Operating Officer of NovaGold. He has been with the Company since January 2010 when he joined NovaGold as Senior Advisor to the President. With more than 50 years of mining experience, Mr. Leathley is highly regarded within the mining industry among its mine operators and builders. He has worked globally in a variety of mining operations and retired in 2000 as Senior Vice President and Chief Operating Officer of Homestake Mining Company.

In February 2011, NovaGold announced the appointment of Elaine Sanders to the position of Vice President and Chief Financial Officer. Ms. Sanders joined NovaGold as Controller in March 2003, and was promoted to Vice President Finance in 2006; in addition Ms. Sanders was appointed Corporate Secretary in 2008. Prior to NovaGold, she worked in the high tech sector and in the assurance practice of PriceWaterhouse.

Litigation

On May 11, 2011, one claim was settled that had been filed against NovaGold in the United States Federal District Court for the District of Alaska. The settlement was paid through insurance and NovaGold did not pay any funds. The claims were originally filed in July 15, 2009 against NovaGold and its subsidiary, AGC and other parties seeking wrongful death damages as the result of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses, and the claims against AGC were dismissed on May 19, 2010 by agreement without any payment. The settlement reached on May 11, 2011 has resolved this issue and the plaintiffs do not have any further recourse against the Company.

NovaGold Resources Inc.	5
Year ended November 30, 2011

Management’s Discussion & Analysis

Other

On January 6, 2012, the Company filed a 25-month US$500.0 million universal shelf prospectus that is intended to facilitate the Company’s ability to complete financings over coming years. On February 7, 2012, the Company issued by way of a bought deal equity financing 35,000,000 common shares at US$9.50 per common shares for net proceeds of approximately US$318 million after deducting underwriters’ fees and issuance expenses.

Property review

Donlin Gold

Donlin Gold is one of the world’s largest known undeveloped gold deposits. Donlin Gold is owned and operated by Donlin Gold LLC (formerly Donlin Creek LLC), a limited liability company that is owned equally by wholly-owned subsidiaries of NovaGold and Barrick. The deposit is located entirely on private, Alaska Native-owned land and Alaska state mining claims totaling 81,431 acres (32,954 hectares). Donlin Gold LLC has a good working relationship with Calista Corporation (“Calista”), owner of the sub-surface rights and The Kuskokwim Corporation (“TKC”), owner of the surface rights. The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold for 33.8 million ounces of gold. This represents an approximate 16% increase from the mineral reserve estimate outlined in the feasibility study completed in April 2009 (the “2009 Feasibility Study”) and is broadly comparable to the March 2010 mineral reserve and resource update released by NovaGold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold for 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold for 6.0 million ounces of gold.

On December 5, 2011, NovaGold announced the completion of the Feasibility Study update for the Donlin Gold project (“Study”). This updated study revised the feasibility study completed in April 2009 with updated mineral reserves and resources, capital cost and operating cost estimates. The Study was compiled by AMEC Americas Ltd.

Donlin Gold, if put into production in accordance with the Study, would produce an average of 1.5 million ounces of gold per year in its first five years of operation at an average cash cost of US$409/oz, and an average of 1.1 million ounces of gold per year at average cash cost of US$585/oz over its projected 27-year mine life. Proven and probable mineral reserves are estimated at 33.8 million ounces along three kilometers of an established mineralized corridor in excess of eight kilometers long.

The Study utilizes natural gas rather than the original diesel option for power generation. Natural gas would be delivered to site via a 500-kilometer-long pipeline. The change to utilizing natural gas is an important modification that is believed to improve numerous project parameters including lowering power operating costs; improving environmental management and social infrastructure; providing flexibility for future operational modifications; and facilitating potential increases in the scale of operations in this geologically prospective district.

The capital cost was estimated at US$6.7 billion including costs related to the natural gas pipeline and a contingency of US$984.0 million. The resultant after-tax net present value (“NPV”) using the three-year trailing average of US$1,200 per ounce gold for the base case displays a positive NPV of US$547 million using a 5% discount rate. Importantly, the resultant NPV sensitivity analysis shows a more than eight-fold expansion to US$4.6 billion at US$1,700 per ounce gold, and then a nearly 50% increase again to US$6.7 billion at US$2,000 per ounce gold. Based on the results of this Study, NovaGold anticipates Donlin Gold commencing formal project permitting in the first half of 2012, subject to the Donlin Gold LLC Board of Directors approval.

The Donlin Gold deposit is located on Calista mineral lands and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act (“ANCSA”) of 1971 and under ANCSA has title to the subsurface estate in the region. The mining lease agreement provides Calista with payments, royalties and economic development rights.

ANCSA established TKC, the owner of the surface rights estate. Donlin Gold operates under a surface use agreement with TKC which is currently set to expire in 2015 unless certain lease conditions are met. Donlin Gold is negotiating a restructuring of the TKC agreement. The surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

6	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

Donlin Gold LLC expended approximately US$43.4 million in the fiscal year ended November 30, 2011, of which NovaGold and Barrick equally contributed. The expenditures focused mainly on engineering and environmental studies to support the permitting process and community outreach programs, as well as a revision to the 2009 Feasibility Study to incorporate the use of natural gas as the primary power source at the mine site.

Due to the accounting rules under Accounting Guideline-15, NovaGold continues to record its interest in the Donlin project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Gold LLC being recorded in the balance sheet on the equity investment line.

Ambler

Ambler is an advanced exploration-stage property located in Alaska comprising Federal patented mining claims and State of Alaska mining claims and private Alaska Native owned lands, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt, and a separate area characterized by copper-rich carbonate replacement deposits. NovaGold and NANA Regional Corporation, Inc. (“NANA”), an Alaska Native Corporation headquartered in Kotzebue, Alaska, entered into a progressive agreement (“Agreement”) founded on the cooperative development of their respective resource interests in the Ambler mining district of Northwest Alaska. The Agreement consolidated NovaGold’s and NANA’s land holdings into a large land package and provides a framework for the exploration and development of this high-grade and prospective poly-metallic belt. The agreement is underlain by a mutual commitment to sustainable development. NovaGold will have a 100% interest in any mining project subject to NANA’s right, exercisable at the time of any construction decision, to purchase between 16% and 25% of any project on the combined property. Alternatively, NANA can elect to retain a 15% Net Proceeds Royalty with respect to the project.

The Ambler property comprises a number of deposits, including the high-grade copper-zinc-lead-gold-silver Arctic deposit. On April 14, 2011, NovaGold announced the results of a preliminary economic assessment (“PEA”) for its 100% owned Ambler project in Alaska. The PEA is preliminary in nature, and includes inferred mineral resources that are considered as speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Based on the PEA, mining of the Arctic deposit is envisioned as an underground operation processing up to 4,000 tonnes of material per day. The current estimated mineral resource base of 16.8 million tonnes of indicated mineral resources and 12.1 million tonnes of inferred mineral resources support a 25-year mine life. Mineral resources estimated for the Arctic deposit are 16.8 million tonnes of indicated mineral resource grading 4.1% copper and 6.0% zinc and 12.1 million tonnes of inferred mineral resource grading 3.5% copper and 4.9% zinc for contained metal totaling indicated mineral resource of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred mineral resource of 940 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 212 million pounds of lead. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mine is anticipated to produce three concentrates: a copper concentrate with gold byproduct, a lead concentrate with silver and gold byproducts and a zinc concentrate with silver byproduct, with copper cash costs, net of byproducts at long-term metal prices, estimated at US$0.89/lb copper1. Average annual payable metal production is forecast at 67 million pounds of copper, 80 million pounds of zinc, 12 million pounds of lead, 11,000 ounces of gold and 866,000 ounces of silver. Life-of-mine payable metal production is estimated at 1.7 billion pounds of copper, 2.0 billion pounds of zinc, 291 million pounds of lead, 266,000 ounces of gold and 22 million ounces of silver. The production schedule is based on processing average-grade material through the life of the operation, with potential upside to be obtained by mining higher-grade ore during the early years of the project.

___________________________________
1 Base case metal price assumptions of US$2.50/lb copper, US$1.05/lb zinc, US$1.00/lb lead, US$1,100/oz gold and US$20/oz silver;

NovaGold Resources Inc.	7
Year ended November 30, 2011

Management’s Discussion & Analysis

The project’s net present value (NPV8%), using the PEA base case metal price assumptions of US$2.50/lb copper, US$1.05/lb zinc, US$1.00/lb lead, US$1,100/oz gold and US$20/oz silver, was assessed at US$718 million and US$505 million on a pre-tax and post-tax basis, respectively. The corresponding internal rates of return were estimated at 30% and 25%. Post-tax cash flows were estimated at US$1.7 billion, with full payback occurring in year four of operations.

In addition, NovaGold announced results from its initial exploration drilling program on the Bornite deposit located in the Ambler mining district of Northwest Alaska. This campaign not only confirmed previous drill results by Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”), subsidiaries of Rio Tinto, but also expanded the known extent of the mineralization. Bornite is located approximately 26 kilometers southwest of the Arctic deposit. Some highlights of the drilling program included Hole RC11-187 which intersected 178 meters grading 4.0% copper and a high-grade intersection of 34.7 meters of 12.0% copper. Hole RC11-194 intersected two mineralized intervals totaling 110.6 meters averaging 2.6% copper including 11.8 meters grading 7.5% copper.

In November 2011, NovaGold announced that it intends to distribute the common shares of NovaCopper Inc., a wholly-owned subsidiary which holds the Ambler assets, to shareholders of NovaGold as a return of capital by way of a Plan of Arrangement under the Companies Act (Nova Scotia). The Plan is to be voted on at a Special Meeting of Shareholders of NovaGold which is anticipated to occur in the first half of 2012, and will be subject to numerous conditions including shareholder and court approvals, approval by, and listing of the NovaCopper shares on TSX and NYSE-AMEX and completion of all required regulatory filings. It is proposed that the record date for shareholders of NovaGold entitled to receive shares of NovaCopper under the Plan will be the effective date of the Plan.

The Company spent approximately US$10.0 million during the year, focused on completing the preliminary economic assessment and the drilling program through 2011 which included infill and geotechnical drilling on Arctic and exploration drilling on the Bornite deposit. Road access to the Ambler mining district is an important element for the project’s development. The Company is working with State of Alaska agencies to develop a strategy and funding arrangement for the road.

The Company has included the Ambler project in its segmented information disclosure in its financial statements for the year ended November 30, 2011. The segmented information highlights the Company’s assets associated with the Ambler project as well as the expenditure related to the project, including $31.5 million in mineral properties related to acquisition costs and $1.1 million in property, plant and equipment. For the year ended November 30, 2011, total assets of $32.7 million were attributed to Ambler compared to $27.5 million in 2010. This increase primarily related to a US$4.0 million payment to NANA as part of the Agreement to acquire the rights to explore and develop the Bornite lands in the Ambler project. Property, plant and equipment attributed to Ambler increased from nil in 2010 to $1.1 million in 2011 as a result of acquiring camp equipment. Mineral property expense increased from nil in 2010 to $8.7 million in 2011, primarily as a result of the drilling program. For the year ended November 30, 2011, Ambler’s portion of the net loss attributable to the shareholders was $0.3 million compared to no net loss for the previous year.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership, in which wholly-owned subsidiaries of NovaGold and Teck each own a 50% interest, and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. On July 27, 2011 NovaGold announced the results of the prefeasibility study (“PFS”) on the project. The PFS confirmed the technical and economic viability of the Galore Creek project.

The PFS was based on a significant increase in scale and redesign of the project from previous configurations including separating the mine infrastructure from the mill infrastructure, each located in adjacent valleys thereby increasing flexibility to enable open-pit mine expansion, higher mill throughput and additional exploration. The PFS Plan provides for a mining and operating facility with a nominal 95,000 tonne-per-day capacity. Proven and probable mineral reserves total 528 million tonnes grading 0.6% copper, 0.32 grams per tonne gold and 6.03 grams per tonne silver. The project is forecast to produce 6.2 billion pounds of copper, 4.0 million ounces of gold and 65.8 million ounces of silver over an 18-year mine life.

8	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

Concurrent with the completion of the PFS, NovaGold announced GCMC would complete further engineering on the project prior to the end of 2011. The further work targeted adding mineral resources within an optimized measured, indicated and inferred pit shell, the assessment of adding a second semi-autogenous grinding mill and a reevaluation of certain off-site infrastructure. To support the addition of mineral resources, GCMC also commenced and completed a 10,000 metre infill drilling program during the 2011 drilling season and completed additional geotechnical work on the project. GCMC completed the advanced engineering as scheduled and presented to the owners a mine project, which included a portion of inferred mineral resources, that demonstrated increased production levels, an extended mine life and improved economics.

GCMC expended approximately $36.3 million in the fiscal year ended November 30, 2011, of which Teck fully contributed to GCMC’s expenditures for the first half of fiscal 2011 and for the remainder of the year NovaGold and Teck contributed equally. The expenditures were mainly for care and maintenance activities, infill exploration drilling to convert inferred resources in the Bountiful Zone on the southeast end of the central pit to measured and indicated resources and prefeasibility study costs.

The completion of the advanced engineering enabled the Company to consider opportunities to maximize the value of the Galore Creek asset and the Company announced it would explore opportunities to sell all or part of NovaGold’s 50% share of the Galore Creek partnership.

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Additional information concerning mineral reserves and resources can be found in “Appendix – Reserve and Resource Table”.

Results of operations

in thousands of Canadian dollars,
except for per share amounts
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Asset impairment – power transmission	52,668	116,370
Asset impairment – Equipment	8,343	-
Asset retirement obligation	20,415	-
Equity loss	21,352	20,873
Foreign exchange loss (gain)	1,111	(3,158)
Gain on disposal of mineral properties	-	(1,440)
General and administrative expenses	4,771	3,656
Interest and accretion	15,025	15,187
Inventory write down	6,933	7,537
Mineral properties expense	39,842	12,727
Project care and maintenance (Galore Creek)	8,822	7,383
Project care and maintenance (Rock Creek)	12,471	18,405
Salaries, severance and payroll taxes	10,591	6,788
Gain on disposal of property, plant and equipment	1,875	-
Loss for the year after taxes attributable to the shareholders	153,153	203,549
Basic and diluted loss per share	0.65	0.95

For the year ended November 30, 2011, the Company reported a loss attributable to the shareholder of $153.2 million (or $0.65 basic and diluted loss per share) compared to a loss of $203.5 million (or $0.95 basic and diluted loss per share) for the previous year. This variance was mainly due to the non-cash asset impairment of the Rock Creek project for $116.4 million in 2010 compared to the non-cash asset impairment of the power transmission rights for $52.7 million and the equipment for $8.3 million in 2011, of which $13.8 million was attributable to non-controlling interest and $9.7 million to future income tax recovery partially offset by the gain on disposition of alluvial gold properties of $16.1 million. Another factor that contributed to this variance was the Company’s additions in closure cost estimates for the required closure activities at the Rock Creek project, which the Company recorded an expense of $20.4 million for the revision of its asset reclamation obligation in 2011, with no comparable amount in 2010.

NovaGold Resources Inc.	9
Year ended November 30, 2011

Management’s Discussion & Analysis

Income from the Company’s land and gravel sales, gold royalties and other revenues were $0.4 million during 2011 compared with $0.6 million in 2010 due to decreased land sales in Nome, Alaska. Interest income decreased to $0.4 million in 2011 from $0.6 million in 2010 as the result of the decrease in cash holdings during the year.

Expenses for the year ended November 30, 2011 were $107.9 million compared to $70.3 million in 2010. This was primarily due to the increased level of activity for the Galore Creek prefeasibility study and exploration work at the Ambler project which resulted in the increase of mineral property expenses to $39.6 million compared with $12.7 million in 2010. The Company also recorded expense of $7.7 million in 2011 compared with $5.0 million in 2010 for stock-based compensation; the increase is due to higher valuations for the stock option and performance share units (“PSU”) issued as a result of higher stock prices. During 2011, the Company granted 1.3 million stock options and 0.2 million PSUs to its employees.

These increases were offset by the reduction of care and maintenance expenditures at Rock Creek, as the Company recorded $12.5 million in 2011 compared with $18.4 million in 2010. This was due to the decreased level of activity in 2011 compared to 2010, when the Company was improving the tailings pond infrastructure and water management and treatment systems at Rock Creek. The Company also recorded $8.8 million of Galore Creek project care and maintenance expenses in 2011 compared with $7.4 million in 2010, mainly due to the increased level of activity in 2011 compared to 2010 as the project progresses by strengthening the existing access areas and upgrading its environmental program.

Fourth quarter results

During the fourth quarter of 2011, the Company incurred $16.9 million in mineral property expenditures compared to $6.5 million in the same period in 2010; the increase is mainly due to the resource and geotechnical drilling and additional environmental and advanced engineering work to prepare for integration into the Galore Creek’s Enhanced Plan. The Company also incurred $4.9 million in care and maintenance ($3.8 million at Rock Creek and $1.0 million at Galore Creek) compared to $5.9 million in the same period in 2010 ($3.8 million at Rock Creek and $2.1 million at Galore Creek), the decrease is due to the decreased level of activity required for maintenance of the tailings pond and water treatment plant at Rock Creek. The Company also incurred $3.6 million in salaries expense during the fourth quarter of 2011 compared to $1.3 million in 2010; the increase is due primarily to a compensation expense accrual as a result of the Company’s corporate reorganization. The Company paid approximately $10.4 million for the cash calls for the Donlin Gold and Galore Creek projects in the fourth quarter.

Outlook

At November 30, 2011, the Company had cash and cash equivalents of $66.8 million and working capital of $37.3 million. The 2012 budget for Rock Creek closure is discussed below.

The Company is focused on advancing the Donlin Gold project. Donlin Gold LLC has conditionally approved a 2012 budget of approximately US$37.2 million of which the Company’s 50% share is approximately US$18.7 million. The 2012 work program includes funds for permitting activities, community development and planning for future development. Project permitting is expected to commence in the first half of 2012 following approval by the Donlin Gold LLC Board of Directors.

At the Ambler project, held by NovaCopper, NovaGold has approved a US$4.0 million interim budget to support exploration and development activities in advance of the completion of the proposed Plan of Arrangement in regard to the distribution of the shares of NovaCopper. Should the Plan of Arrangements not be completed before the field drilling season commencing in May 2012, further funding by NovaGold may be required.

At the Galore Creek project, GCMC has an approved 2012 budget of approximately $35.4 million of which the Company’s 50% share is approximately $17.7 million to fund the 2012 infill drilling program, additional engineering studies and site care and maintenance costs. The portion of this budget funded by NovaGold is contingent on the timing and success of its divestment process. The Company has recently commenced a formal process to investigate opportunities to sell all or part of its interest in the Galore Creek Partnership.

10	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

The Company has a budget of approximately $30.0 million for completion of closure activities at Rock Creek and an additional $7.0 million for site care and maintenance. The majority of Closure activities are expected to take place during 2012 with certain activities carrying over to 2013. A majority of the closure activities have been accounted for in the working capital as part of the current portion of the asset retirement obligation. Subsequent to the year end, the Company has increased its reclamation bond with the State of Alaska by US$13.4 million for a total bond of $20.3 million. Funds are expected to be returned to the Company once closure activities are completed. Also the Company is considering a corporate general and administrative budget at approximately $21.9 million in 2012. On February 7, 2012, the Company issued by way of a bought deal equity financing 35,000,000 common shares at US$9.50 per common shares for net proceeds of approximately US$318 million after deducting underwriters’ fees and issuance expenses.

Selected financial data

The following annual and quarterly information is prepared in accordance with Canadian GAAP.

Annual information

Fiscal years ended November 30, 2011, 2010 and 2009:

in thousands of Canadian dollars,
except per share amounts
	2011	2010	2009
	$	$	$
Net revenues	401	599	1,195
Expenses and other items	(174,706)	(205,051)	(80,356)
Loss for the year	(190,247)	(211,562)	(73,364)
Attributable to the shareholders of the Company
Loss for the year	(153,153)	(203,549)	(60,973)
Loss per share – basic and diluted	(0.65)	(0.95)	(0.35)
Total assets	725,694	801,740	781,253
Total long-term financial liabilities	(153,683)	(152,846)	(142,212)

Quarterly information

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

in thousands of Canadian dollars,
except per share amounts
	11/30/11	8/31/11	5/31/11	2/28/11	11/30/10	8/31/10	5/31/10	2/28/10
	$	$	$	$	$	$	$	$
Net revenues	111	81	193	16	172	334	67	26
Attributable to the shareholders of the Company
Loss for the quarter	(38,099)	(56,527)	(7,076)	(51,451)	(21,481)	(147,598)	(15,753)	(18,717)
Loss per share – basic and diluted	(0.16)	(0.24)	(0.03)	(0.22)	(0.12)	(0.66)	(0.07)	(0.10)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the decision to proceed with closure of the Rock Creek project and subsequent activities related thereto. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. During the second quarter of 2010, the Company incurred $13.6 million on salaries, exploration and care and maintenance. During the third quarter of 2010, the Company recorded an impairment loss on the Rock Creek project for the year of $116.4 million and a $7.5 million inventory write down. During the last quarter of fiscal 2010, the Company incurred a total of $17.9 million in care and maintenance and exploration activities. During the first quarter of 2011, the Company recorded an impairment loss on the Galore Creek project of $52.7 million related to its power transmission rights. During the second quarter of 2011, the Company had a gain on disposition of its alluvial gold properties and recorded a gain of $16.1 million. During the third quarter of 2011, the Company had recorded an adjustment to its asset retirement obligation of $20.4 million and inventory write-down of $6.9 million to reflect the Company’s decision to proceed with closure activities at the Rock Creek project. During the last quarter of fiscal 2011, the Company recorded an impairment loss on the Galore Creek project of $8.3 million related to its equipment and incurred a total of $2.7 million in compensation expense as a result of the corporate reorganization. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

NovaGold Resources Inc.	11
Year ended November 30, 2011

Management’s Discussion & Analysis

Liquidity and capital resources

At November 30, 2011, the Company had $66.8 million in cash and cash equivalents, of which $6.2 million was held by GCMC for the Galore Creek project. The Company expended $81.3 million on operating activities during the year ended November 30, 2011, compared with expenditures of $58.4 million on operating activities during the year ended November 30, 2010; this was mostly due to the increase in activities with the Company’s projects. At Galore Creek project, $36.3 million was expended mainly for its prefeasibility studies and its care and maintenance activities in 2011 compared with $16.0 million for the year ended 2010. Also the Company expended US$10.0 million for its Ambler project on completing the PEA and infill and geotechnical drilling at the Arctic deposit and exploration drilling at the Bornite deposit compared with US$1.5 million for the year ended 2010.

During the year, the Company generated $17.6 million in cash flows from financing activities compared with $195.6 million in 2010. In 2011, the Company received $13.4 million from warrant exercises and $27.2 million from Teck’s contribution to GCMC and paid $23.7 million as part of the final acquisition cost for Ambler; compared to 2010 when the Company received $179.0 million in cash from the sale of 31,818,183 common shares at a price of US$5.50 per share.

During the year, the Company expended $22.1 million on investing activities compared with $23.7 million in 2010. The Company funded $22.0 million for its share of exploration costs at the Donlin Gold project compared to $21.7 million in 2010. In addition, the Company expended $4.0 million on acquisition costs related to the purchase of Copper Canyon and US$4.0 million payment to NANA as part of the Agreement to acquire the rights to explore and develop the Bornite lands in the Ambler project and received $8.3 million for the second payment related to the alluvial gold land sale, with no comparative amount in 2010.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

Contractual obligated cash flow requirements, excluding operating leases, as at November 30, 2011 are as follows.

in thousands of Canadian dollars,
unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	19,773	19,773	-	-	-	-	-
Capital leases	369	369	-	-	-	-	-
Asset retirement obligations	42,846	26,574	2,602	-	-	-	13,670
Convertible notes – interest (a)	US$18,288	US$5,225	US$5,225	US$5,225	US$2,613	-	-
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$64,666	-	-	-	-	-	US$64,666

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

12	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

At November 30, 2011, the Company’s aggregate commitments for operating leases totaled $3.8 million. These operating leases include the Company’s leased head office location and certain office equipment leases with terms ranging from one to ten years.

The future minimum payments under operating leases at November 30, 2011 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2012	629
2013	571
2014	580
2015	662
2016	776
Thereafter	582
Total	3,800

Share capital

The fully diluted share capital as at November 30, 2011 is as follows.

	Number of shares	Weighted average
	(in thousands)	exercise/conversion
		price
Issued and outstanding (a)	239,984	-
Options (b)	10,849	$7.06
Performance share units (c)	231	-
Warrants
Canadian dollar warrants:	35,275	$1.48
U.S. dollar warrants:	5,145	US$1.50
Convertible notes (d)	8,953	US$10.61
Fully diluted	300,437	-

(a)	As at February 22, 2012, the Company had 283.9 million common shares issued and outstanding.

(b)

As at November 30, 2011, the number of shares available for granting stock options under the Company’s 2004 Stock Option Plan was 13.1 million shares (2010: 11.3 million shares). In December 2011, the Company granted 2,557,150 stock options at an exercise price of $11.11 per share to its employees and directors.

(c)

On December 3, 2010, the Company granted 244,000 PSUs to employees. Each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance and vesting criteria are based on the Company’s share performance relative to both a representative group of other mining companies and the TSX index. At November 30, 2011, 231,000 PSUs remained outstanding net of forfeiture.

(d)

In March 2008, the Company issued US$95.0 million in unsecured senior convertible notes. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares.

Related party transactions

The Company has market-based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp. (“Alexco”). During 2011, the services provided were $0.03 million (2010: $0.1 million) to TintinaGold, a related party having one director and a major shareholder in common with the Company; and $0.02 million (2010: $0.03 million) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.6 million (2010: US$0.9 million) to Donlin Gold LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2011, the Company had $0.05 million (2010: $0.2 million) receivable from related parties.

NovaGold Resources Inc.	13
Year ended November 30, 2011

Management’s Discussion & Analysis

Financial instruments

The Company classifies its financial assets as held-for-trading, available-for-sale or loans and receivables. Financial liabilities are classified as either held-for-trading or loans and receivables.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2011.

in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	-	-	66,785	-	66,785	66,785
Accounts and short-term receivable	14,961	-	-	-	14,961	14,961
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	4,025	-	-	4,025	4,025
Reclamation deposits	-	-	13,108	-	13,108	13,108
Long-term accounts receivable	17	-	-	-	17	17
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	19,772	19,772	19,772
Other liabilities				4,030	4,030	4,030
Promissory note (b)	-	-	-	65,979	65,979	65,979
Convertible debt (c)	-	-	-	67,402	67,402	143,220

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.

(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.

(c)

The carrying value of the convertible debt is a split instrument between equity and liabilities. The fair value represents the value payable of the instrument, including the fair value of the convertible feature.

14	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2011, the Company was exposed to currency risk through the following financial assets and liabilities denominated in U.S. dollars.

in thousands of U.S. dollars
	November 30, 2011	November 30, 2010
Cash and cash equivalents	55,204	125,164
Accounts receivables	13,200	148
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(6,008)	(4,718)
Other notes payable	-	(23,026)
Amounts payable to Barrick – long term	(64,666)	(61,401)
Convertible notes	(66,061)	(60,278)
Deferred Liability	(3,950)	-
Total	(65,486)	(17,266)

Based on the above net exposures, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $6.5 million in the Company’s net earnings before tax.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s taxes and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The Company’s promissory note is contingent on the future cash flow generated from the Donlin Gold project thus it is not exposed to any credit risk.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 17 to the consolidated financial statements. Accounts payable and accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note at November 30, 2011, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

NovaGold Resources Inc.	15
Year ended November 30, 2011

Management’s Discussion & Analysis

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2011, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company will adopt these pronouncements at December 1, 2010; the result from this adoption would be the non-controlling interest balance will be classified as shareholders’ equity on the consolidated balance sheet.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company of our interim and annual amounts for the fiscal year ending November 30, 2011.

The Company is currently engaged in the process to transition from Canadian GAAP to IFRS. The transition process consists of three primary phases:

  Scoping and diagnostic phase
  Impact analysis, evaluation and design phase
  Implementation and review phase

Completion of the scoping and diagnostic phase occurred in 2010 through the completion of a preliminary diagnostic review by an external consultant. The preliminary diagnostic review included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. From the review, a focused transition plan was created to further evaluate the areas of difference, including changes required from existing accounting policies and the impact of changes to information systems, internal controls and business processes.

16	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

The Company is nearing the completion with the analysis, quantification and evaluation phase and has begun the implementation and review phase. The second phase involved an analysis of policy alternatives allowed under IFRS, completing changes required to existing accounting policies and development of draft IFRS financial statement content. Management has completed detailed evaluations of the changes required to existing accounting policies and quantification of the impact of those changes on our opening balance sheet at the transition date. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Company has completed its analysis of IFRS 1 and the exemptions it will apply on transition. Management has completed their quantification of the quarterly impacts during the transition year and continues to refine their draft IFRS financial statement content in anticipation of their first quarter 2012 release of financial statements under IFRS.

The identified impacts disclosed below highlight the preliminary impacts and should not be regarded as final as they are subject to change. The discussion below should not be regarded as a complete list of differences as it is designed to highlight the significant impacts identified at the transition date. We also note that the International Accounting Standards Board (“IASB”) is currently working on several projects which may impact the Company’s decisions, most notably as discussed below.

Through our analysis and quantification of the opening balance sheet as of December 1, 2010, the following significant impacts have been identified to date:

  Treatment of Interest in Galore Creek Partnership – In the third quarter, the Company announced management was reviewing their treatment of the 50% interest in the Galore Creek Partnership in light of the recent release in May 2011 by the IASB of a set of 5 new standards including IFRS 11, Joint Arrangements, which are effective for annual periods beginning on or after January 1, 2013, with earlier adoption of the entire package permitted. The Company has determined that early adoption of the standards will not be applied. Under the current standard in effect at transition, IAS 28 Investments in Associates and Joint Ventures, the Company’s interest in Galore Creek project is accounted for under the equity method. The currently consolidated partnership, with recognition of a non-controlling interest, will be accounted for as an equity investment resulting in significant presentational changes to the Company’s balance sheet. On transition, there is a reduction to total assets of $221.4 million expected, and a corresponding reduction to total liabilities and shareholders’ equity.

  Foreign Currency Translation – The approach to evaluating the functional currency under IFRS focuses on determining each individual entity’s functional currency from the entity’s viewpoint. Under Canadian GAAP, the functional currency of a foreign subsidiary was determined based on whether the subsidiary was self-sustaining from the parent entity. Since all of the Company’s US subsidiaries relied on parent-Company funding, the functional currency used on consolidation was Canadian dollars. The IFRS approach results in a change to the functional currency of several of the Company’s US subsidiaries. Under IFRS 1, “First time adoption of International Financial Reporting Standards”, an exemption is available which allows the Company to reset its cumulative translation account to zero on the transition date. The Company has elected to take this exemption. On transition, a net change to shareholders’ equity of $0.3 million is expected.

  Convertible Notes – Under Canadian GAAP, the convertible notes are bifurcated into two separate elements, an equity component to recognize the conversion value of the instrument and a liability component to recognize the debt value of the instrument. As the functional currency of NovaGold is Canadian dollars and the convertible debt is denominated in US dollars, an embedded derivative is determined to exist under IFRS as the instrument is denominated in a currency other than an entity’s functional currency. As a result, the Company will recognize an embedded derivative at fair value upon transition. The expected net impact to shareholders’ equity on transition is a decrease of approximately $89.9 million and a corresponding increase to long-term liabilities of approximately $89.9 million.

  Warrants – Similar to the convertible notes, the Company has warrants which are denominated in a currency other than its functional currency. Under IFRS, the warrants denominated in a currency other than the Company’s functional currency meet the definition of a derivative instrument which is recorded at fair value at each reporting date, with movements through the statement of operations. The warrants were treated as an equity instrument under Canadian GAAP and recorded at fair value at inception. This treatment is similar to the presentation disclosed by the Company under its reconciliation to United States Generally Accepted Accounting Principles. On transition, a net reduction of approximately $658.8 million in shareholders’ equity and a corresponding increase to long-term liabilities is expected. Irrespective of the change in accounting for the warrants, the Company notes the warrants do not provide for settlement in cash.

NovaGold Resources Inc.	17
Year ended November 30, 2011

Management’s Discussion & Analysis

  Income Taxes – One of the significant changes to IFRS from Canadian GAAP arises in the treatment of deferred taxes on the initial recognition of an asset acquisition. The Company has had several notable asset acquisitions: Copper Canyon Resources Inc., Stikine Copper Limited., Pioneer Metals Corporation., Coast Mountain Power Corp. and Spectrum Gold Inc., which under Canadian GAAP had an iterative deferred tax liability recognized where the accounting basis was greater than the tax basis. Under IFRS, the recognition of deferred taxes on acquisitions other than in a business combination is not permitted. On transition, the Company expects a reduction in long-term assets of $58.2 million, a reduction in future income tax liabilities of $7.2 million and a reduction in shareholders’ equity of $51.0 million.

Through our analysis and quantification of the opening balance sheet as of December 1, 2010, the following have significant accounting policy differences with no significant quantification impact identified to date:

  Treatment of Interest in Donlin Gold – the Company does not anticipate any significant change to its accounting for its interest in Donlin Gold under IFRS. Under IFRS section: IAS 28 Investments in Associates and Joint Ventures, the Company’s interest in Donlin Gold project is accounted for under the equity method; which is the current accounting treatment under Canadian GAAP: Accounting Guideline-15. The Company records its interest in the Donlin project as an equity investment, which results in all of the Company’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Gold LLC being recorded in the Company’s balance sheet on the equity investment line.

  Asset Retirement Obligations – IFRS differs from Canadian GAAP in the recognition of asset retirement obligations. Under IFRS, an obligation is recognized if there is a legal obligation or a constructive obligation which results in a more encompassing framework than Canadian GAAP. The Company has evaluated and determined that there are no additional constructive obligations at the transition date from the legal obligations currently recognized.

The implementation and review phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements. The Company has completed its analysis of its information systems and does not anticipate significant changes arising from the transition to IFRS. Several areas have been identified requiring changes to the Company’s business processes which the Company has implemented into its processes beginning December 1, 2011.

Management is continuing to evaluate the differences and the full impact on future financial reporting will not be certain until the release of the Company’s first quarter 2012 financial statements.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and development costs, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired during the year ended November 30, 2010 and an impairment loss was proportionately allocated to mineral properties and development costs.

18	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

In May 2006 NovaGold acquired Coast Mountain Power Corp. and all of its assets for 2.5 million shares of the Company valued at $44.4 million with an additional $15.6 million future income tax impact. The total valuation of $60.0 million included a number of early-stage run-of-river hydroelectric projects and the 138kV power transmission rights to build a power line from Meziadin Junction to Bob Quinn to bring power to the Galore Creek project. The Company intended to amortize the power transmission rights over the expected life of the Galore Creek project on a straight-line basis. In 2010 the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. On February 23, 2011, the NTL project received provincial environmental assessment approval and construction is expected to begin in 2011. Construction of the NTL is positive news for the region and for the Galore Creek project. NTL construction means that the Galore Creek Mining Corporation will not need to build its own transmission line to bring power to the Galore Creek project, and management has accordingly impaired the full value of the 138kV power transmission rights for $52.7 million and recorded a related future income tax recovery of $9.7 million. Because the Galore Creek project is jointly owned by NovaGold and Teck, the Company has recorded a corresponding offset to non-controlling interest for the impairment in the amount of $13.8 million.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mining facilities of the Company’s Nome Gold sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates. The Rock Creek reclamation obligation has been adjusted during the year of 2011 to reflect the updated closure plan for Rock Creek project.

Disclosure controls and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at November 30, 2011. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at November 30, 2011, the Company’s internal control over financial reporting was effective.

NovaGold Resources Inc.	19
Year ended November 30, 2011

Management’s Discussion & Analysis

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, that has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are set out below and under the heading “Risk Factors” in NovaGold’s Annual Information Form for the year ended November 30, 2011 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Other

In July 2010, December 2010, February 2011, and March 2011, the Company’s wholly-owned subsidiary AGC received a total of 37 citations and orders from the Mine Safety Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”) at the Rock Creek project. MSHA subsequently vacated one of the citations after receiving further information from AGC. MSHA assessed a US$100 penalty for the February 2011 citation which AGC paid. In November 2011, MSHA and AGC developed and submitted a joint motion for settlement covering contested citations and assessments under the U.S. Mine Safety & Health Act. On December 12, 2011, a federal administrative law judge issued a decision approving the settlement and dismissing the AGC's remaining MSHA cases. The dismissal was conditioned on the AGC's payment of a US$22,671.00 penalty within 90 days of the decision. On January 18, 2012, the Company paid MSHA that amount, resolving all outstanding MSHA citations and assessments at the Rock Creek Mine.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Donlin Gold, Galore Creek and Ambler projects, completion of transactions, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

20	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

  our ability to achieve production at any of the Company’s mineral exploration and development properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  the Company’s history of losses and expectation of future losses;
  uncertainty as to the outcome of potential litigation;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;
  risks related to default under the Company’s unsecured convertible notes;
  risks related to the Company’s majority shareholder;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
NovaGold Resources Inc.	21
Year ended November 30, 2011

Management’s Discussion & Analysis

  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to the Company’s current practice of not using hedging arrangements;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interests of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
  increased regulatory compliance costs relating to the Dodd-Frank Act; and
  increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status in the event of a disposition of the Galore Creek project.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in in NovaGold’s Annual Information Form for the year ended November 30, 2011, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

22	NovaGold Resources Inc.
Year ended November 30, 2011

Management’s Discussion & Analysis

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.	23
Year ended November 30, 2011

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at December 5, 2011

Reserves

Property	Reserve	Tonnes	Diluted Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Gold (1) approximately 0.57 g/t Au Cutoff	Proven	7.7	2.32					0.57					0.29		0.29
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	497.1	2.08					33.28					16.64		16.64
	Total P&P	504.8	2.09					33.85					16.93		16.93

Galore Creek (2) C$10.08 NSR Cutoff	Proven	69.0	0.52	4.94	0.61			1.15	11.0	900			0.58	5.5	0.67	450
50% Ownership - 50% Owned by Teck Resources Inc.	Probable	459.1	0.29	6.18	0.58			4.30	91.2	5900			2.15	45.6	2.91	2,950
	Total P&P	528.0	0.32	6.02	0.59			5.45	102.2	6800			2.73	51.1	3.58	3,400

Resources (Inclusive of Reserves)
Property	Resource	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Gold (3) approximately 0.46 g/t Au Cutoff	Measured	7.7	2.52					0.63					0.31		0.31
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	533.6	2.24					38.38					19.19		19.19
	Total M&I	541.3	2.24					39.01					19.50		19.50

	Inferred	92.2	2.02					5.99					3.00		3.00

Galore Creek (4) C$10.08 NSR Cutoff	Measured	108.4	0.48	4.10	0.48			1.70	14.30	1,147.0			0.85	7.15	0.97	573.5
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	706.3	0.28	5.38	0.50			6.40	122.10	7,786.0			3.20	61.05	4.21	3,893.0
	Total M&I	814.7	0.31	5.21	0.50			8.00	136.40	8,933.0			4.00	68.20	5.18	4,466.5

	Inferred	346.6	0.24	4.28	0.42			2.70	47.73	3,230.0			1.35	23.87	1.75	1,615.0

Copper Canyon (5)(6) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.88	12.85	1.10	414.4
70% Ownership - 30% Owned by Teck Resources Limited
	Total Inferred	400.3	0.31	5.14	0.43			3.96	66.09	3,822.0			2.23	36.72	2.84	2,029.4

Ambler (7) $75 NSR / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.62	4.14	6.02	0.94	0.45	32.29	1,538.3	2,237.0	350.3	0.45	32.29	0.98	1,538.3	2,237.0	350.3
	Total M&I	16.8	0.83	59.62	4.14	6.02	0.94	0.45	32.29	1,538.3	2,237.0	350.3	0.45	32.29	0.98	1,538.3	2,237.0	350.3

	Inferred	12.1	0.67	48.04	3.53	4.94	0.79	0.26	18.67	939.9	1,316.9	211.6	0.26	18.67	0.57	939.9	1,316.9	211.6

Total Proven & Probable Reserves Contained Metal								39.30	102.2	6,800.0			19.66	51.10	20.51	3,400.0
Total Measured & Indicated Contained Metal (inclusive of Reserves)								47.45	168.69	10,471.32	2,237.0	350.3	23.95	100.49	25.67	6,004.8	2,237.0	350.3
Total Inferred Contained Metal								10.21	84.76	4,761.9	1,316.9	211.6	5.49	55.38	6.41	2,969.3	1,316.9	211.6

NovaGold Resources Inc.	24
Year ended November 30, 2011

Notes:
a. These resource estimates have been prepared in accordance with NI43-101 and the CIM Definition Standard, unless otherwise noted.
b. See numbered footnotes below on resource information.
c. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
d. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
e. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper, zinc, and lead pounds as imperial pounds

Resource Footnotes:

(1) Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/ t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º. Mineral Reserves are reported using an optimized net sales return value based on the following equation: Net Sales Return = Au grade * Recovery * (US$975/oz – (1.78 + ((US$975/oz – 1.78) * 0.045))) [](10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne. The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.

(2) Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varying from 42º to 55º were used to generate the pit phase designs. Mineral Reserves have been calculated using a 'cashflow grade' ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV. The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$1.1 to US$1.0; Cu Recovery = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution. SAG throughputs were modeled by correlation with alteration types. Cashflow grades were calculated as the product of NSR value in $/t and throughput in t/hr. The life of mine strip ratio is 2.16.

(3) Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.65; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% – (Au price – selling cost). Mineral Resources have been estimated using a constant Net Sales Return cut-off of US$0.001/t milled. The Net Sales Return was calculated using the formula: Net Sales Return = Au grade * Recovery * (US$1200/oz – (1.85 + ((US$1200/oz – 1.85) * 0.045))) (10.65 + 2.1874 * (S%) + 2.29 + 0.20) and reported in US$/tonne. See "Cautionary Note Concerning Reserve & Resource Estimates".

(4) Mineral Resources are inclusive of Mineral Reserves. Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. The mineral resource includes material within the conceptual M&I pit that is not scheduled for processing in the mine plan but is above cutoff. See "Cautionary Note Concerning Reserve & Resource Estimates".

(5) The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(6) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NovaGold Canada Inc. and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NovaGold.

(7) Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off. NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

NovaGold Resources Inc.	25
Year ended November 30, 2011

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualified Person(s)	Most Recent Disclosure & Filing Date
Donlin Gold	Tony Lipiec, P. Eng., AMEC	Donlin Creek Gold Project
	Gordon Seibel R.M. SME, AMEC	Alaska, USA
	Kirk Hanson P.E., AMEC	NI 43-101 Technical Report on Second Updated Feasibility Study
amended filing on January 23, 2012

Galore Creek	Robert Gill, P.Eng., AMEC	Galore Creek Copper–Gold Project,
	Jay Melnyk, P.Eng., AMEC	British Columbia, NI 43-101 Technical Report on Pre-Feasibility Study,
	Greg Kulla, P.Geo., AMEC	filed on September 12, 2011
Greg Wortman, P.Eng., AMEC
Dana Rogers, P.Eng., Lemley International

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008

Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Preliminary Economic Assessment, Ambler Project - May 9, 2011
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting

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Year ended November 30, 2011